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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934*

(Amendment No. 10)

COMPANHIA DE BEBIDAS DAS

AMÉRICAS-AMBEV

(Name of Issuer)

AMERICAN BEVERAGE COMPANY-AMBEV

(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 100 Common Shares,

without par value, evidenced by American Depositary Receipts

(TITLE OF CLASS OR SECURITIES)

20441W104

(CUSIP Number)

Victório Carlos De Marchi

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência

Av. Brigadeiro Faria Lima,

3900, 11º andar, cj. 1101, CEP 04538-132

 São Paulo, SP, Brazil

(55-11) 2122-1505

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

David Mercado, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

August 27, 2004

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

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CUSIP No. 20441W104

1	Names of Reporting Persons Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 12,048,117,986 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,048,117,986 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 51.3%[1]
14	Type of Reporting Person (See Instructions) HC

___________________________

1 Includes (i) 3,794,204,726 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), and (ii) 8,253,913,260 common shares of AmBev currently indirectly owned  by InBev SA, formerly Interbrew S.A. (“InBev”) through two wholly owned subsidiaries, Braco Investimentos and ECAP (defined below). Fundação, Braco Investimentos and ECAP are parties to the AmBev Shareholders Agreement (described below) with respect to the 3,794,204,726 common shares of AmBev held by Fundação and the 8,253,913,260 common shares of AmBev held by Braco Investimentos and ECAP.  See Items 3, 4 and 6 below.

Fundação disclaims beneficial ownership of the 8,253,913,260 common shares of AmBev held by Braco Investimentos and ECAP.

Item 1.

Security and Issuer.

This Schedule 13D relates to common shares, without par value (the “AmBev Common Shares”), of Companhia de Bebidas das Américas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil (“AmBev”).  AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts.  The address of AmBev’s principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4th floor, 04530-001, São Paulo, SP, Brazil.

Item 2.

Identity and Background.

Item 2 is amended and restated in its entirety by the following:

(a), (b), (c), (f)

  This Schedule 13D is being filed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, a foundation organized under the laws of the Federative Republic of Brazil (“Fundação”).

Fundação was formerly a part of a Schedule 13D joint filing group that included Braco S.A., a company incorporated under the laws of the Federative Republic of Brazil, Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”), and Messrs. Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). It is Fundação’s understanding that (i) Messrs. Lemann, Sicupira and Telles will file a separate statement on Schedule 13D relating to their interests in AmBev and (ii) ECAP and the successor to Braco S.A., Braco Investimentos S.A. (formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), each of which is now a subsidiary of InBev, will also be joining another filing group and will file a separate Schedule 13D relating to their interests in AmBev.

Fundação is a tax-exempt charitable foundation that primarily provides health benefits to AmBev employees and their dependents. The address of Fundação’s principal offices (where Fundação carries out its principal business) is Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil. Prior to April 25, 2003, Fundação’s principal offices were located at Alameda Itú 852. n° 19, Cerqueira Cesar, São Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the trustees of Fundação are set forth in Annex A to this Schedule 13D.  Fundação directly owns 3,794,204,726 AmBev Common Shares.

(d), (e)  During the last five years, none of Fundação, or any executive officer or director of Fundação or any person controlling Fundação or any executive officer or director of a controlling shareholder of Fundação has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety by the following:

On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Messrs. Lemann, Telles and Sicupira (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A., an entity controlled by the Belgian families that founded InBev (“EPS”), and InBev, formerly Interbrew S.A. (the “Contribution and Subscription Agreement”) with respect to the contribution by BRC of all of the issued and outstanding shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

On the same date, AmBev entered into an Incorporação Agreement (the “Incorporação Agreement”) with InBev, Labatt Brewing Canada Holding Ltd. (“Mergeco”), a company organized under the laws of the Bahamas and an indirect wholly owned subsidiary of InBev, and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada (“Labatt”), relating to the merger of Mergeco into AmBev such that Labatt would become an indirect wholly owned subsidiary of AmBev in exchange for the issuance by AmBev to a subsidiary of InBev of 7,866,181,882 AmBev Common Shares and 11,398,181,319 preferred shares of AmBev (the “AmBev Preferred Shares”).

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of Braco Investimentos, and indirectly owns 98.64% of the capital stock of ECAP. Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev Common Shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.

Also on August 27, 2004, the transactions contemplated by the Incorporação Agreement were consummated. AmBev issued 7,866,181,882 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares to a subsidiary of InBev and Labatt became an indirect wholly owned subsidiary of AmBev.

As part of the transactions contemplated by the Contribution and Subscription Agreement, Braco Investimentos, as successor in interest to Braco S.A., became a party to the AmBev Shareholders’ Agreement (described below) together with Fundação and ECAP.

Item 4.

Purpose of Transaction.

(d)

In connection with the consummation of the transactions described above, Fundação understands that (i) Mr. Carlos Brito and Mr. Luiz Fernando Edmond, who currently serve, respectively, as Chief Executive Officer and Sales Executive Officer of AmBev, will become Co-Chief Executive Officers of AmBev effective as of January 1, 2005, (ii) Mr. Felipe Dutra, who currently serves as AmBev’s Chief Financial Officer, will be appointed Chief Financial Officer of InBev, (iii) Mr. João Castro Neves, who currently serves as AmBev’s Carbonated Soft Drinks and Non-Alcoholic Beverages Officer, will succeed Mr. Dutra as Chief Financial Officer of AmBev effective as of January 1, 2005, and (iv) Mr. Cláudio Moniz Barreto Garcia, who currently serves as AmBev’s Information Technology Officer, will be appointed Chief Information and Services Officer of InBev.  Fundação understands that certain changes in the composition of the Board of Directors of AmBev are expected to be made in the future.

Item 5.

Interest in Securities of the Issuer.

Item 5 is amended and supplemented by adding by the following:

(a)  Rows (11) and (13) of the cover page to this Schedule 13D are hereby incorporated by reference.

(b)  Rows (7) through (10) of the cover page to this Schedule 13D set forth the number of AmBev Common Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of AmBev Common Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c)  On August 11, 2004, BRC agreed to purchase a 0.1% interest in ECAP from one of ECAP’s minority shareholders for R$3 million (Brazilian Reais) in the aggregate. In connection with the closing of the transactions described above, BRC has assigned to Braco Investimentos for no additional consideration the right to acquire such minority interest in ECAP.

There were no transactions in the AmBev Common Shares that were effected during the past sixty days by Fundação, or any controlling shareholder of Fundação, or any executive officer or director of Fundação, other than those described in the paragraph above and in Items 2 and 3 above and the completion of the internal restructuring of the SB Group Companies’ holdings in the AmBev Common Shares pursuant to the terms of the Contribution and Subscription Agreement.

(d)  Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AmBev Common Shares owned by Fundação.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

Fundação, Braco Investimentos and ECAP are parties to a shareholders’ agreement (the “AmBev Shareholders’ Agreement”), originally entered into on July 1, 1999, with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the AmBev Shareholders’ Agreement, the parties have agreed that each of Fundação, Braco Investimentos and ECAP will have proportional representation on the board of directors of AmBev and its subsidiaries, with Fundação’s representation limited to a maximum of four directors, appointable for so long as Fundação holds a specified minimum number of AmBev Common Shares.  On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev Common Shares.  If they fail to reach a consensus, the parties have agreed to vote their AmBev Common Shares in accordance with the wishes of the party holding the greatest number of AmBev Common Shares, except that certain fundamental matters will require unanimity.

Furthermore, the AmBev Shareholders’ Agreement also initially contained, among others, terms and conditions with respect to (a) rights of first refusal for the acquisition of shares that a party intends to dispose of, (b) the acquisition of shares of a party whose shares have been subject to seizure, attachment, judicial surety or any other restrictive measure, (c) rights of first refusal to exercise subscription rights that a party intends to dispose of, (d) buy-sell rights beginning 30 months after the date of execution of the AmBev Shareholders’ Agreement, pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (e) the right of first refusal of Fundação to purchase shares of the other parties, in the event of any proposed transfer by their controlling shareholders.

The First Amendment to the AmBev Shareholders’ Agreement, dated as of March 3, 2004, amended the original AmBev Shareholders’ Agreement to, among other things, (i) eliminate the rights of first refusal mentioned in items (a) and (e) of the paragraph above, (ii) subject to certain limited exceptions, restrict the disposal of shares, directly or indirectly, by the shareholders through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, (iii) terminate the provisions relating to the buy-sell rights of the shareholders, and (iv) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco Investimentos and ECAP to accelerate the termination of the AmBev Shareholders’ Agreement in the event that the current procedure for the election of the members of the Board of Trustees of the Fundação is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the Fundação.

The AmBev Shareholders’ Agreement and the First Amendment are incorporated by reference into this Schedule 13D and this Item 6 is qualified in its entirety by reference thereto.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of AmBev, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.

Material to Be Filed as Exhibits.

Exhibit No.	Description

A.

Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.

Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.

Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.

Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.

First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

ANNEX A

Information Required as to Trustees of  Fundação

Trustees of Fundação

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of the common shares of AmBev
José Heitor Attílio Gracioso	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	President	6,840
José de Maio Pereira da Silva	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee	42,840
Celso Neves	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee	347,685
Dario de Almeida Magalhães	Brazil	Av. Atlantica, 1440-Apt. 1001 22021.001-Rio de Janeiro/RJ-Brazil	Trustee	21,000
Victório Carlos De Marchi	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Co-Chairman of the Board of Directors of AmBev	4,772,880
Roberto Herbster Gusmão	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Vice-President	500,000
Marcel Herrmann Telles	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Partner of GP Investimentos Ltda.; director of BRC, InBev and AmBev.	-- [1]
José Adilson Miguel	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Retail Officer of AmBev	None
Geraldo Magela da Cruz Quintão	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee
Orlando de Araujo	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee

1 Mr. Telles may be deemed to beneficially own AmBev Common Shares.  Mr. Telles has filed a separate statement on Schedule 13D with respect to his beneficial ownership of AmBev Common Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA
by
/s/ Victório Carlos De Marchi
Name: Victório Carlos De Marchi
Title: Member of Advisory Board of Trustee
by
/s/ José Heitor Attílio Gracioso
Name: José Heitor Attílio Gracioso
Title: President of Advisory Board of Trustee

EXHIBIT INDEX

Exhibit No.	Description

A.

Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.

Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.

Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.

Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.

First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).